ALEXCO RESOURCE CORP. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at June 30, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at June 30, 2009.

The effectiveness of Alexco’s internal control over financial reporting as at June 30, 2009 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in their report which appears on the following page.

“Clynton R. Nauman”	“David E. Whittle”
(signed)	(signed)

Clynton R. Nauman	David E. Whittle
President and Chief Executive Officer	Chief Financial Officer

September 28, 2009

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Shareholders of Alexco Resource Corp.:

We have completed an integrated audit of Alexco Resource Corp.’s 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at June 30, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Alexco Resource Corp. as at June 30, 2009 and June 30, 2008, and the related consolidated statements of operations, comprehensive loss and deficit and the consolidated statement of cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2009 and June 30, 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Alexco Resource Corp.’s internal control over financial reporting as at June 30, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the
PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at June 30, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants
Vancouver, BC
September 28, 2009

(2)

ALEXCO RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30
(expressed in thousands of dollars)

	2009	2008

ASSETS

Current Assets
Cash and cash equivalents	$10,045	$13,005
Restricted cash and deposits (see note 17)	1,792	-
Accounts and other receivable	2,338	1,956
Income taxes receivable	-	32
Prepaid expenses and other current assets	885	478
	15,060	15,471

Restricted Cash and Deposits (see notes 10 and 17)	4,475	1,260

Property, Plant and Equipment (see note 4)	4,262	4,109

Mineral Properties and Deferred Exploration Costs (see note 5)	64,364	41,849

Intangible Assets (see note 6)	1,446	2,862

Goodwill (see note 7)	-	917

	$89,607	$66,468

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$4,435	$3,179
Consulting services contract loss provision (see note 8)	141	-
	4,576	3,179

Consulting Services Contract Loss Provision (see note 8)	1,009	-

Deferred Revenue (see note 9)	18,210	-

Asset Retirement Obligations (see note 10)	810	814

Future Income Tax Liabilities (see note 14)	5,239	4,721

	29,844	8,714

Shareholders’ Equity (see note 11)	59,763	57,754

	$89,607	$66,468

COMMITMENTS (see notes 5(a) and 16)
SUBSEQUENT EVENT (see note 5(c))

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
FOR THE YEARS ENDED JUNE 30
(expressed in thousands of dollars, except
per share and share amounts)

	2009	2008

Consulting Revenue	$5,818	$5,736

Consulting Costs (see note 8)	5,429	4,673

Gross Profit	389	1,063

Expenses
Accretion of asset retirement obligations	31	37
Amortization of property, plant and equipment	350	376
Amortization of intangible assets	564	648
Business development and investor relations	691	693
Foreign exchange loss	14	2
Office and miscellaneous	1,169	946
Professional fees	1,524	858
Regulatory fees	188	174
Salaries and contractors and stock-based compensation (see note 13)	2,819	3,036
Travel	115	160
Loss (gain) on disposal of property, plant and equipment	(18)	68
Write-down of mineral properties and deferred exploration
costs (see note 5(d))	2,430	-
Write-down of intangible assets (see note 6)	852	-
Write-down of goodwill (see note 7)	917	-

	11,646	6,998

Loss Before Other Income and Recovery of Taxes	(11,257)	(5,935)

Other Income
Interest income	224	986

Loss Before Recovery of Taxes	(11,033)	(4,949)

Recovery of Taxes (see note 14)
Current	-	187
Future	1,460	794

Net Loss and Comprehensive Loss	$(9,573)	$(3,968)

Loss Per Share – Basic and Diluted (see note 15)	$(0.24)	$(0.11)
Weighted Average Number of Shares Outstanding (in thousands of shares)	39,404	35,086

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30
(expressed in thousands of dollars)

	2009	2008

Cash Flows from Operating Activities
Net loss	$(9,573)	$(3,968)
Items not affecting cash from operations –
Accretion of asset retirement obligations	31	37
Amortization of property, plant and equipment	350	376
Amortization of intangible assets	564	648
Stock-based compensation	561	748
Consulting services contract loss provision	1,150	-
Loss (gain) on disposal of property, plant and equipment	(18)	68
Write-down of mineral properties and deferred exploration costs	2,430	-
Write-down of intangible assets	852	-
Write-down of goodwill	917	-
Recovery of future taxes	(1,460)	(794)

	(4,196)	(2,885)

Expenditures on asset retirement obligations	(328)	(206)
Changes in non-cash working capital balances related to operations –
Accounts and other receivable	(382)	(250)
Prepaid expenses and other current assets	(407)	(185)
Accounts payable and accrued liabilities	602	(386)
Income taxes payable and receivable	32	(200)

	(4,679)	(4,112)

Cash Flows from Investing Activities
Investment in mineral properties and deferred exploration costs	(22,644)	(11,027)
Purchase of property, plant and equipment	(1,345)	(3,299)
Increase in restricted cash and deposits	(18,600)	(160)
Decrease in restricted cash and deposits	13,593	1,204

	(28,996)	(13,282)

Cash Flows from Financing Activities
Receipt of deferred revenue	18,210	-
Common shares and units issued under private placement	13,000	9,075
Issuance costs	(583)	(611)
Common shares issued on exercise of stock options	88	8
Common shares issued on exercise of warrants	-	296

	30,715	8,768

Net Cash Flows	(2,960)	(8,626)

Cash and Cash Equivalents – Beginning of Year	13,005	21,631

Cash and Cash Equivalents – End of Year	$10,045	$13,005

SUPPLEMENTAL INFORMATION (see note 19)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

	Common Shares
				Stock	Contributed
	Shares	Amount	Warrants	Options	Surplus	Deficit	Total

Balance – June 30, 2007	34,096,426	$52,201	$3,095	$4,567	$-	$(5,885)	$53,978

Private placement, net of issuance
costs (see note 11(a))	1,500,000	8,590	57	-	-	-	8,647
Issuance costs attributed to
renunciation of exploration
expenditures (see note 11(b))	-	(2,723)	-	-	-	-	(2,723)
Exercise of warrants	1,688	11	(2)	-	-	-	9
Exercise of stock options	92,900	387	-	(92)	-	-	295
Issued for acquisition of mineral
property interest (see note 5(b))	140,000	651	-	-	-	-	651
Warrants expired	-	-	(272)	-	272	-	-
Compensation expense recognized	-	-	-	865	-	-	865
Stock options expired	-	-	-	(220)	220	-	-
Net loss for the year	-	-	-	-	-	(3,968)	(3,968)

Balance – June 30, 2008	35,831,014	59,117	2,878	5,120	492	(9,853)	57,754

Private placements, net of issuance
costs (see note 11(c) and (d))	6,928,572	12,559	34	-	-	-	12,593
Issuance costs attributed to
renunciation of exploration
expenditures (see note 11(e))	-	(2,100)	-	-	-	-	(2,100)
Exercise of stock options	110,000	131	-	(43)	-	-	88
Issued for acquisition of mineral
property interest (see note 5(b))	210,000	315	-	-	-	-	315
Warrants expired	-	-	(58)	-	58	-	-
Compensation expense recognized	-	-	-	686	-	-	686
Stock options expired	-	-	-	(540)	540	-	-
Net loss for the year	-	-	-	-	-	(9,573)	(9,573)

Balance – June 30, 2009	43,079,586	$70,022	$2,854	$5,223	$1,090	$(19,426)	$59,763

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). Alexco conducts mineral exploration in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and the United States.

The Corporation is in the process of exploring its mineral properties and has not yet determined whether they contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete the exploration and development, and upon future profitable production or proceeds from disposition of the mineral properties. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties and deferred exploration costs are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Significant Accounting Policies

(a)	Basis of Consolidation and Financial Statement Presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. All significant inter-company transactions and balances are eliminated on consolidation. Significant differences from accounting principles generally accepted in the United States including practices prescribed by the US Securities and Exchange Commission (“US GAAP”) are described in note 22.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Significant areas requiring the use of management’s judgment include evaluating the carrying value and recoverability of property, plant and equipment, mineral properties, intangible assets and goodwill; determining amortization rates; estimating asset retirement obligations including future environmental obligations and site reclamation costs; evaluating fixed price contracts to determine possible loss provisions; estimating future income taxes; determining the value of stock-based compensation and securities issued for non-cash consideration; and allocating proceeds received from issuance of units to the component securities. The use of such judgment includes, but is not limited to, the estimations of mineral resources, future mineral prices and project capital, operating and reclamation costs. Actual results could differ materially, and such estimates may be subject to change in the future.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

(c)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash.

(d)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including any directly attributable financing or interest costs, and amortization begins when the asset is substantially put into service. Amortization of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line

Management reviews and evaluates the carrying amount of property, plant and equipment for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(e)	Mineral Properties and Deferred Exploration Costs

Mineral property interests are recorded at cost, including any directly attributable financing or interest costs, and expenditures on exploration or mine development activities undertaken on mineral properties the Corporation has acquired, or has the right to acquire, are deferred, net of any directly attributable expenditure recoveries recognized such as exploration or investment tax credits. Mineral property acquisition costs include costs of both initially acquiring and subsequently maintaining title to mineral property interests, while deferred exploration costs include exploration and other activities and expenditures directed at identifying the resource potential of the mineral property interests and otherwise developing and assessing the feasibility of bringing them into production. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed. The carrying amount of each mineral property, including deferred exploration costs, will be amortized against future production following commencement of commercial production, or written off if the property is allowed to lapse or is abandoned.

Management reviews and evaluates the carrying amount of each mineral property, including deferred exploration costs, for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the mineral property, an impairment loss is recognized and the property written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

(f)	Intangible Assets

Intangible assets consist of customer relationships, backlog, rights to provide services and database assets acquired through business combinations, as well as acquired patents having definite lives, and are recorded at cost. All of the Corporation’s intangible assets have definite lives, and are amortized over their expected useful lives using the following methods:

Customer relationships	5 years straight-line
Rights to provide services and database	4 years straight-line
Patents	Straight-line over remaining life

Management reviews and evaluates the carrying amount of definite life intangible assets for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(g)	Goodwill

Goodwill arose on the acquisition of Access in 2006, representing a combination of the value of the assembled workforce and the potential benefits of management expertise and experience to the Corporation’s mineral exploration activities in the Yukon’s Keno Hill district, and was assigned to the Corporation’s mineral properties segment.

Goodwill is not amortized. Management evaluates the carrying amount of goodwill for impairment on at least an annual basis, and more frequently if events or circumstances occur which indicate impairment is more likely than not to have arisen. To accomplish this, management compares the estimated fair value of each reporting unit to which goodwill has been allocated to the carrying amount of the unit. If the carrying amount of a reporting unit exceeds its fair value, management would compare the implied fair value of the goodwill to its carrying amount and any excess of the carrying amount over the fair value would be charged to operations.

(h)	Asset Retirement Obligations

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value at the time the asset is acquired or the event occurs giving rise to such an obligation, with fair value measured by discounting the estimated cash flows required to fulfill such obligations using an appropriate interest rate. The liability is accreted over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized into the asset’s carrying value and is amortized over the asset’s useful life in accordance with the Corporation’s capital asset amortization policies. Estimates of the timing and amount of undiscounted cash flows required to fulfill asset retirement obligations are updated periodically to reflect significant changes in facts and circumstances, and the obligations are remeasured to incorporate any resulting change in their fair value. The capitalized asset retirement cost is correspondingly increased or decreased by the amount of remeasurement, and if reduced to nil then any further reduction is taken into income as a re- estimation gain.

(i)	Revenue Recognition

Revenue from all consulting services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss. Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

(j)	Stock-Based Compensation

The Corporation accounts for stock-based compensation at fair value. Compensation expense for options granted is determined based on the estimated fair value of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options using the graded vesting attribution method and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. The effects of actual forfeitures of unvested options are recognized as they occur. Consideration paid on exercise of options is credited to share capital.

(k)	Income taxes

The Corporation follows the asset and liability method of tax allocation accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is estimated as more likely than not to be realized.

(l)	Translation of Foreign Currencies

The Corporation’s functional currency is the Canadian dollar. Transactions in foreign currencies are translated into Canadian dollars at either actual or estimated exchange rates in effect on the transaction date. Monetary assets and liabilities expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into the Corporation’s primary functional currency using the temporal method.

(m)	Earnings or Loss Per Share

Earnings or loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Corporation follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the weighted average market price during the period.

(n)	Financial Instruments

Financial assets, financial liabilities and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification. The Corporation’s cash and cash equivalents are classified as held for trading and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in net earnings. Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are recorded at amortized cost using the effective interest method. All other financial assets except receivables are classified as available for sale and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in other comprehensive income. Receivables and all financial liabilities are recorded at amortized cost. Transaction costs incurred to acquire financial instruments other than those classified as held for trading are added to the

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

initial carrying amount. Regular-way purchases and sales of financial assets are accounted for on the trade date.

3.	Accounting Policy Changes

	(a)	Recently-Adopted Accounting Policy Changes

As required under Canadian GAAP, the following new and revised accounting standards have been adopted by the Corporation for its financial statements relating to its fiscal year commencing July 1, 2008:

		(i)	Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed and requires the following disclosures:

(A)	qualitative information about the entity’s objectives, policies and processes for managing capital;
(B)	summary quantitative data about what it manages as capital;
(C)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(D)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

See note 18 for information disclosed in respect of the Corporation’s management of its capital.

(ii)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments to the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.

In June 2009, Handbook Section 3862 was further amended to include additional disclosures about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The additional fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:	Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and
Level 3:	Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

These amendments are required to be adopted for fiscal years ending after September 30, 2009, but early adoption is permitted. The Corporation has therefore also adopted these amendments for this fiscal year ended June 30, 2009.

See note 17 for information disclosed in respect of the Corporation’s financial instruments.

(iii)	Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard has had no material impact on the Corporation’s financial statements as it has not held any significant inventories either as at or during the year ended June 30, 2009 nor in any preceding fiscal year.

(b)	Future Accounting Policy Changes

New accounting standards which the Corporation will be required to adopt under Canadian GAAP for interim and annual financial statements relating to future fiscal years are described as follows:

	(i)	Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.

This Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition, and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre- production and start-up costs and requires that these costs and related revenues be reflected in earnings. The Corporation has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

	(ii)	Business Combinations

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Handbook Section 1582 replaces existing Handbook Section 1581 “Business Combinations”, and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 “Consolidated Financial Statements”.

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its financial statements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

4.	Property, Plant and Equipment

		Accumulated	2009
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,435	$654	$2,781
Heavy machinery and equipment	1,835	757	1,078
Leasehold improvements	436	173	263
Furniture and office equipment	190	75	115
Computer hardware and software	317	292	25

	$6,213	$1,951	$4,262

		Accumulated	2008
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$2,632	$284	$2,348
Heavy machinery and equipment	1,619	428	1,191
Leasehold improvements	436	99	337
Furniture and office equipment	162	38	124
Computer hardware and software	299	190	109

	$5,148	$1,039	$4,109

During the year ended June 30, 2009, the Corporation recorded total amortization of property, plant and equipment of $929,000 (2008 – $809,000), of which $579,000 (2008 – $433,000) was related to property, plant and equipment used in exploration activities and has been capitalized to deferred exploration costs. The balance of $350,000 (2008 – $376,000) has been charged to income.

During the year ended June 30, 2009, management undertook an impairment review of the carrying amount of the Corporation’s property, plant and equipment. Based on this review, management determined that its carrying amount was fully recoverable and therefore no impairment write-down was required.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

5.	Mineral Properties and Deferred Exploration Costs

		Expenditures	Write-Downs
	June 30	Incurred	Recognized	June 30
	2008	In the Year	In the Year	2009

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,527	$26	$-	$3,553
Other Properties	7,596	56	-	7,652
McQuesten	1,803	335	-	2,138
Brewery Creek	1,889	3	(1,891)	1
Other	98	-	-	98

	14,913	420	(1,891)	13,442

Deferred Exploration Costs
Keno Hill District Properties –
Bellekeno	8,971	20,543	-	29,515
Other Properties	17,253	3,975	-	21,227
McQuesten	84	7	-	91
Brewery Creek	539	-	(539)	-
Other	89	-	-	89

	26,936	24,525	(539)	50,922

Total	$41,849	$24,945	$(2,430)	$64,364

		Expenditures	Write-Downs
	June 30	Incurred	Recognized In	June 30
	2007	In the Year	the Year	2008

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,271	$256	$-	$3,527
Other Properties	7,044	552	-	7,596
McQuesten	1,131	672	-	1,803
Brewery Creek	1,889	-	-	1,889
Other	98	-	-	98

	13,433	1,480	-	14,913

Deferred Exploration Costs
Keno Hill District Properties –
Bellekeno	6,883	2,088	-	8,971
Other Properties	6,939	10,314	-	17,253
McQuesten	87	(3)	-	84
Brewery Creek	731	(192)	-	539
Other	93	(4)	-	89

	14,733	12,203	-	26,936

Total	$28,166	$13,683	$-	$41,849

(a)	Keno Hill District Properties

The Corporation’s holdings in the Keno Hill district are comprised of a number of properties, with the Bellekeno property being the most significant currently.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

On February 10, 2006, the Corporation announced that it had assigned to its wholly owned subsidiary, ERDC, its interest in an agreement (the “Purchase Agreement”) with the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) to purchase the assets of UKHM comprised of mineral property interests and property, plant and equipment located in Yukon Territory’s Keno Hill district.

Under the Purchase Agreement, an “Initial Closing” was effected April 18, 2006, and ownership and title to the UKHM assets passed to ERDC on “Final Closing” which was set to occur 10 business days following receipt by ERDC of a water license for the purpose of conducting environmental care and maintenance activities in the district. Following issuance of the water license, Final Closing was completed in December, 2007.

As a condition of the Purchase Agreement, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada has indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the UKHM properties. The Subsidiary Agreement also provided ERDC access to the UKHM properties to conduct exploration activities during the period between Initial and Final Closing. Pursuant to the Subsidiary Agreement, at Initial Close ERDC deposited $10,000,000 into a trust account, which upon Final Closing and for the benefit of the Government of Canada vested to the purpose of forming an environmental trust whose capital is designated for contribution towards the cost of ultimate closure reclamation of the UKHM properties. The payment of the $10,000,000 formed part of the consideration paid by ERDC to acquire the UKHM assets and has been accounted for as part of mineral property acquisition costs. Under the Subsidiary Agreement, ERDC may bring any mine into production on the UKHM properties by designating a production unit from the mineral property interests relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In addition, the Subsidiary Agreement details the basis under which ERDC is retained through the Government of Yukon as a paid contractor responsible for the environmental care and maintenance and ultimate closure reclamation of the UKHM properties, both prior to Final Closing and continuing thereafter. It provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed scheduled rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM properties, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. ERDC recognized 100% of the fee amount so determined during each contract year up to and including the year when Final Closing occurred. Pursuant to the Subsidiary Agreement, the portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives full contractor rates when retained by government to provide consulting services in the Keno Hill district outside the scope of the Subsidiary Agreement.

Also under the Subsidiary Agreement, ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the UKHM properties, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. A portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust.

The Subsidiary Agreement included a number of termination provisions which ceased to be applicable upon Final Closing, included provisions obliging ERDC to deposit $1.8 million into a

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

separate reclamation trust if either ERDC in its discretion elected to terminate the Subsidiary Agreement or if ERDC, after using all commercially reasonable efforts, was unable to obtain a water license by the fourth anniversary of Initial Closing. With the occurrence of Final Closing, the Subsidiary Agreement can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the Subsidiary Agreement. From the occurrence of Final Closing to the earlier of the date a mine is brought into commercial production on the UKHM properties and the date the active component of closure reclamation is completed, if ERDC should be declared in default, the Corporation will be required to deposit the sum of $6 million into the separate reclamation trust as a default fee.

(b)	McQuesten

The McQuesten property is located in Yukon Territory adjacent to the Keno Hill district properties, and is 70% owned by the Corporation. In September 2007, the Corporation entered into an option agreement to acquire from a third party the remaining 30% interest and issued 140,000 common shares in consideration for the granting of the option, valued at $651,000. The Corporation could exercise the option by providing notice no later than September 20, 2008 of its intention to exercise and subsequently issuing 210,000 common shares plus granting a net smelter return royalty to the optionor ranging from 0.5% to 2%, varying amongst the claims comprising the property. The property is subject to a second net smelter return royalty of 2% which is subject to an annual advance royalty payment of $20,000 per year.

On October 20, 2008, the Corporation completed the exercise of its option to acquire from a third party the remaining 30% interest in the McQuesten property by issuing 210,000 common shares, valued at $315,000, and granting a net smelter return royalty to the optionor over certain McQuesten and proximal Keno Hill District claims ranging from 0.5% to 2%.

(c)	Brewery Creek

The Corporation’s 100% owned Brewery Creek property is located in Yukon Territory. The Corporation had previously entered into a letter agreement with NovaGold Resources Inc. (“NovaGold”, see note 21(a)) granting NovaGold a back-in right to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project which comprise the Brewery Creek property.

During the year ended June 30, 2008, the Corporation provided NovaGold with a report on the results of its exploration expenditures in respect of the Brewery Creek property, thereby triggering NovaGold’s 60 day back-in right to acquire an interest in the property by paying $500,000 to the Corporation over a four year period and incurring $1,750,000 in respect of the property over a five year period. The 60 day back-in right expired with NovaGold not electing to exercise.

The Brewery Creek property is subject to two underlying royalty agreements with third parties. The first is a “sliding scale” royalty on the first 300,000 ounces of production from the property, payable on quarterly gold production on the basis of a sliding scale ranging from US$10 to US$40 per ounce based on the prevailing gold price. As of the cessation of gold production at Brewery Creek prior to its acquisition by the Corporation, royalties under this agreement had already been paid on 278,484 ounces of gold production. The second royalty is a 5% net profits royalty (after recapture of pre-production expenditures) on profits from gold production at Brewery Creek.

Subsequent to June 30, 2009, the Corporation entered into an option agreement with a third party under which the third party has been granted exclusive rights to earn up to a 75% interest in the Brewery Creek property other than with respect to barite deposits, and earn a 50% interest in any barite deposits located on the property. The third party can earn the full 75% interest in the property excluding barite deposits by incurring aggregate non-barite-related exploration and development expenditures of at least $6 million and completing a non-barite bankable feasibility study by December 31, 2014. If the third party earns its full 75% interest, the Corporation will have a one-time option to claw back a 10% interest by paying a cash amount equal to 2.5 times the third

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

party’s non-Barite related expenditures in excess of $4 million. The third party can earn the 50% barite interest by incurring $1 million in barite-related exploration expenditures by December 31, 2012, subject to the condition that it has also incurred at least $3.5 million in expenditures towards the non-barite interest.

(d)	Impairment Review

As at December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation’s mineral properties and deferred exploration costs. With respect to the Brewery Creek property, no significant exploration activity had been carried out since 2006, nor was any planned in the near term. While the Corporation had no intention to allow the Brewery Creek property to lapse, given the level of uncertainty in the current economic climate its carrying amount was determined to be unrecoverable and was written down to a nominal value of $1,000. The carrying amounts for all of the Corporation’s other mineral property interests were determined to be fully recoverable and therefore no additional impairment write-downs were required.

Management carried out this review using its best estimates, based on assumptions that it believed reflected the most probable set of economic conditions and planned courses of action. Nonetheless, with respect to determining the value to which the Brewery Creek property in particular should be written down, the degree of variance between management’s best estimates and other reasonable assumptions was unusually high due to the degree of volatility present in the current economic climate. The degree of variance between management’s best estimate of the value to which Brewery Creek should be written down and other reasonably possible amounts, though indeterminate, was likely material.

6.	Intangible Assets

		Accumulated
		Amortization and	2009
	Cost	Write-Downs	Net

Reclamation project - rights to provide services
and database	$442	$442	$-
Customer relationships	332	150	182
Patents	3,393	2,129	1,264

	$4,167	$2,721	$1,446

		Accumulated	2008
	Cost	Amortization	Net

Reclamation project - rights to provide services
and database	$442	$133	$309
Customer relationships	332	85	247
Patents	3,393	1,087	2,306

	$4,167	$1,305	$2,862

As at December 31, 2008, management undertook impairment reviews of the carrying amounts of the Corporation’s intangible assets, all of which related to its consulting services segment. Due to changes in management’s estimates of the time and costs required to complete the underlying reclamation project services, the remaining unamortized carrying amount for the reclamation project intangible asset was determined to be unrecoverable and was written off. Due to the level of uncertainty in the current economic climate world-wide, management reduced its estimate of the future cash flows expected to be realized from the Corporation’s patents. As a result, the carrying amounts for certain of the patents were determined to no longer be fully recoverable, and were accordingly written down to their fair values as estimated using an

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

expected present value technique. The Corporation therefore recognized write-downs of its intangible assets totaling $852,000, of which $253,000 was in respect of its reclamation project assets and $599,000 was in respect of its patent assets.

Management carried out these reviews using its best estimates, based on assumptions that it believed reflected the most probable set of economic conditions and planned courses of action. Nonetheless, with respect to determining the fair values of the Corporation’s patents in particular, the degree of variance between management’s best estimates and other reasonable assumptions was unusually high due to the degree of volatility present in the current economic climate. The degree of variance between management’s best estimate of the fair value of the patents and other reasonably possible amounts, though indeterminate, was likely material.

7.	Goodwill

	2009	2008

Goodwill – beginning of period	$917	$917

Write-down for impairment	(917)	-

Goodwill – end of period	$-	$917

As at December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation’s goodwill, the full amount of which related to the mineral properties segment. Due to the level of uncertainty in the current economic climate world-wide, including the resultant increase in capital market risk aversion, and after considering the fair value of the mineral properties reporting unit taken as a whole, management determined that the current fair value of its recorded goodwill had been reduced to nil. As a result, the Corporation recognized an impairment write-down for the full carrying amount of its recorded goodwill, being $917,000.

8.	Consulting Services Contract Loss Provision

As described in note 5(a), under the Subsidiary Agreement ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM properties, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Following the year when Final Closing occurred, the portion of the site-by-site adjusted annual fee determination basis which is billable by ERDC reduces by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities.

Over the course of summer 2009 ERDC significantly advanced its development of the closure reclamation plan, one of the results of which is that the period of time required to receive acceptance and regulatory approval of the plan is now anticipated to be longer than previously estimated. Accordingly, in performing its quarterly review of this contract as at June 30, 2009, management has revised its estimates to reflect the longer period of time anticipated to be required to receive regulatory approval of the closure reclamation plan. As a result, a loss provision liability in respect of this contract has been recognized in the Corporation’s consolidated balance sheet as at June 30, 2009 totaling $1,150,000 (2008 – $nil), which provision has been charged to consulting costs for the year then ended.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

9.	Deferred Revenue

	2009	2008

Deferred revenue	$18,210	$-

On October 2, 2008, the Corporation entered into a silver purchase agreement with Silver Wheaton under which Silver Wheaton will purchase 25% of the life of mine silver produced by the Corporation from its Keno Hill District mineral properties, including McQuesten. The agreement provides for the Corporation to receive deposit payments from Silver Wheaton totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. The agreement also provides that prior to the commencement of commercial production, all deposit payments received from Silver Wheaton can only be expended on the development and construction of the Bellekeno mine, being one of the Corporation’s Keno Hill District properties (see note 5(a)).

Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of deposit payments received and not reduced down if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction milestones. The Corporation would be required to refund a pro-rata portion of the balance of the deposit not yet reduced to the extent the Bellekeno mine has not achieved a production rate of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15 million (CAD$18,210,000) was received by the Corporation in December 2008. The remaining US$35 million is paid on a monthly draw-down basis to fund the Bellekeno mine infrastructure and processing facility construction costs, commencing once the Corporation has made a positive development decision and subject to certain other conditions including the Corporation having sufficient committed funds available to complete construction and achieve production within specified time frames.

Deposit payments received from Silver Wheaton under this agreement are being recorded as deferred revenue.

10.	Asset Retirement Obligations

	2009	2008

Asset retirement obligations – beginning of year	$814	$983

Fair value of Bellekeno asset retirement obligation	293	-
Expenditures on asset retirement obligations	(328)	(206)
Accretion expense	31	37

Asset retirement obligations – end of year	$810	$814

The Corporation’s asset retirement obligations consists of costs expected to be required in respect of presently-ongoing reclamation and closure activities at the Brewery Creek property, and costs expected to be required in respect of future activities to reclaim underground workings at the Bellekeno property. These

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

activities include water treatment, land rehabilitation, ongoing care and maintenance and other closure- related requirements.

The Corporation has provided reclamation security totaling $1,397,000 (2008 – $1,100,000) to the Government of Yukon in the form of term deposits held under safekeeping agreements, which funds are included in the Corporation’s non-current restricted cash and deposits.

During the year ended June 30, 2009, the Corporation recorded $293,000 for the fair value of reclamation obligations arising from the re-opening and rehabilitation of former underground workings at the Bellekeno property.

The total undiscounted amount of the estimated cash flows required to settle the asset retirement obligations is estimated to be $976,000 (2008 – $905,000), which expenditures are expected to be incurred within the next 10 years. In historically determining the carrying value of the asset retirement obligations, the Corporation has assumed a credit-adjusted risk-free rate of 4% per annum.

11.	Shareholders’ Equity

The Corporation’s authorized share capital consists of an unlimited number of common shares, without par value. As a consequence of the adoption of new articles upon its continuation under the Business Corporations Act (British Columbia) (see note 1), the Corporation’s authorized capital no longer includes preferred shares.

Share capital transactions occurring during the years ended June 30, 2009 and 2008 are summarized as follows:

(a)

Effective December 11, 2007, the Corporation issued by way of private placement 1,430,000 flow- through shares on a brokered basis and 70,000 flow-through shares on a non-brokered basis at $6.05 per share, for aggregate gross proceeds of $9,075,000. The agent to the private placement was paid a commission of 6% of the gross proceeds from the brokered offering and received broker’s warrants to acquire 85,800 non-flow-through shares at any time until December 11, 2008 at a price of $5.35 per share. Net proceeds from the issuance were $8,590,000, after issuance costs comprised of the agents’ commission of $519,000, the fair value of the broker’s warrants granted of $57,000 and other issuance costs of $92,000, less the future income tax benefit of such costs of $183,000.

(b)

During the year ended June 30, 2008, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes of $9,075,000 in respect of flow-through shares issued during the 2007 calendar year (fiscal 2008 in respect of flow-through shares issued in calendar 2006 – $11,000,000). The Corporation recognized a resultant future income tax liability of $2,723,000 arising from these renunciations (fiscal 2008 – $3,740,000), and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

(c)

Effective October 23, 2008, the Corporation issued by way of private placement 3,500,000 flow- through shares on a brokered basis at $2.00 per share, for aggregate gross proceeds of $7,000,000. The agent to the private placement was paid a commission of 6% of the gross proceeds from the offering and received broker’s warrants to acquire 210,000 non-flow through shares at anytime until October 23, 2009 at a price of $2.00 per share. Net proceeds from the issuance were $6,484,335 after issuance costs comprised of the agent’s commission of $420,000, the fair value of the broker’s warrants granted of $33,600 and other issuance costs of $62,065, less the future income tax benefit of such costs of $155,000.

(d)

Effective March 17, 2009, the Corporation issued by way of private placement 3,428,572 flow- through shares on a non-brokered basis at $1.75 per share, for aggregate gross proceeds of $6,000,000. Net proceeds from the issuance were $5,899,000 after issuance cost comprised of legal and other costs of $101,000, less the future income tax benefit of such costs of $20,000.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

(e)

During the year ended June 30, 2009, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes of $7,000,000 in respect of the flow-through shares issued in October 2008 (see (c) above). The Corporation recognized a resultant future income tax liability of $2,100,000 arising from this renunciation, and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

12.	Warrants

The changes in warrants issued are as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2007	$5.67	2,108,227	$3,095

Broker’s warrants issued (see note 11(a))	$5.35	85,800	57
Carrying amount of warrants exercised	$5.00	(1,688)	(2)
Carrying amount of warrants expired	$5.00	(221,850)	(272)

Balance – June 30, 2008	$5.73	1,970,489	2,878

Broker’s warrants issued (see note 11(c))	$2.00	210,000	34
Carrying amount of warrants expired	$5.35	(85,800)	(58)

Balance – June 30, 2009	$5.37	2,094,689	$2,854

Warrants outstanding at June 30, 2009 are summarized as follows:

	Number
	of shares
	issuable	Exercise
Expiry date	on exercise	price

October 23, 2009	210,000	$2.00
December 21, 2009	1,884,689	$5.75

	2,094,689

The fair value of warrants issued during the year ended June 30, 2009 was determined under the Black- Scholes option pricing model based on their full term and using a risk-free interest rate of 2.6%, an expected volatility of 82% and no expected dividends (2008 – risk free interest rate of 3.95% to 4.64% per annum, an expected volatility of 50% and no expected dividends).

13.	Stock-Based Compensation

The Corporation has a stock option plan that was approved by its shareholders on January 9, 2006. Under the plan and at the discretion of the board of directors, the Corporation may grant stock options to directors, officers, employees and consultants. The maximum term of options granted under this plan is seven years, and other provisions including vesting and exercise price are determined at the discretion of the directors at the time of granting, subject to the requirement that the exercise price not be less than the market price of the common shares at the granting date. As at June 30, 2009, a total of 3,651,100 options were outstanding

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

under the plan (2008 – 3,391,100). The aggregate number of common shares issued or issuable on exercise of stock options granted under this plan cannot exceed 10% of the number of common shares issued and outstanding from time to time, and accordingly 656,858 remain available for future grantings as at June 30, 2009.

In addition, included in the stock options granted during the year ended June 30, 2008 were 150,000 stock options which were granted outside of the Corporation’s stock option plan and in accordance with the rules of the Toronto Stock Exchange, all of which remained outstanding as at June 30, 2009. These options have a term of seven years and vested in equal thirds over a one year period from the date of grant.

All options granted during the years ended June 30, 2009 and 2008 carried exercise prices equal to the fair value of the common shares as at the granting date. The weighted average per-share fair value of options granted during 2009 was $0.99 (2008 – $2.31) . The stock-based compensation expense recognized for the year in respect of options granted was $686,000 (2008 – $865,000), of which $561,000 (2008 – $748,000) has been charged to income and $125,000 (2008 – $117,000) has been capitalized to mineral properties and deferred exploration costs.

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.77% per annum, an expected life of options of 4 years, an expected volatility of 82% and no expected dividends (2008 – risk-free interest rate of 2.9% to 4.4%, expected life of 4 years, expected volatility of 59% and 62% and no dividends).

Changes in incentive stock options outstanding during the years ended June 30, 2009 and 2008 are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2007	$3.06	3,331,000	$4,567

Stock options granted	$4.71	397,500	-
Compensation expense recognized	-	-	865
Carrying amount of options exercised	$3.18	(92,900)	(92)
Carrying amount of options expired	$5.23	(94,500)	(220)

Balance – June 30, 2008	$3.19	3,541,100	5,120

Stock options granted	$1.65	635,000	-
Compensation expense recognized	-	-	686
Carrying amount of options exercised	$0.80	(110,000)	(43)
Carrying amount of options expired	$4.55	(265,000)	(540)

Balance – June 30, 2009	$2.90	3,801,100	$5,223

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

Incentive stock options outstanding and exercisable at June 30, 2009 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	825,000	2.96	$ 0.80	825,000	$ 0.80
$1.50	183,100	3.47	$ 1.50	181,600	$ 1.50
$1.65	635,000	6.72	$ 1.65	635,000	$ 1.65
$3.08	895,000	3.88	$ 3.08	895,000	$ 3.08
$3.88	15,000	5.89	$ 3.88	15,000	$ 3.88
$4.46	198,000	5.62	$ 4.46	199,500	$ 4.46
$4.99	785,000	4.55	$ 4.99	785,000	$ 4.99
$5.19	150,000	5.28	$ 5.19	150,000	$ 5.19
$5.38	50,000	4.92	$ 5.38	50,000	$ 5.38
$5.90	65,000	4.67	$ 5.90	65,000	$ 5.90
	3,801,100	3.33	$ 2.90	3,801,100	$ 2.90

In addition, certain officers of a subsidiary of the Corporation had been provided with an incentive plan under which they could be issued over a period of up to four years an aggregate maximum of 64,412 shares of the Corporation as bonus remuneration in the event that their business unit achieved certain pre-set earnings targets. In accordance with the terms of the plan, effective March 31, 2009 the right to receive these shares ceased as certain minimum earnings targets had not been achieved. No compensation expense had been recorded by the Corporation in respect of shares potentially issuable under this plan.

14.	Income Taxes

The following table reconciles the income taxes that would be incurred by applying statutory tax rates to the Corporation’s pre-tax income and the taxes actually recorded:

	2009	2008

Loss before provision for taxes	$(11,033)	$(4,949)
Statutory tax rate	34.25%	35.81%

Income taxes at statutory tax rates	(3,778)	(1,772)

Non-deductible permanent differences	168	288
Differences in foreign tax rates	(66)	12
Effect of differences in tax rates	389	(97)
Change in valuation allowance	2,082	486
Other	(255)	102

Provision for (recovery of) taxes	$(1,460)	$(981)

Provision for (recovery of) taxes applicable to:
Current taxes	$-	$(187)
Future income taxes	(1,460)	(794)

Provision for (recovery of) taxes	$(1,460)	$(981)

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

The tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases deductible against taxable income of future years, including non-capital losses, are summarized as follows:

	2009	2008

Future income tax assets:
Losses carried forward	$3,703	$1,899
Property, plant and equipment and intangible assets	1,057	111
Mineral properties and deferred exploration costs	665	-
Consulting services contract loss provision	345	-
Share issuance costs	493	561
Other	120	35
	6,383	2,606
Valuation allowance	(2,622)	(540)
	3,761	2,066

Future income tax liabilities:
Mineral properties and deferred exploration costs	(9,000)	(6,787)

Net future income tax liabilities	$(5,239)	$(4,721)

As at June 30, 2009, the Corporation has available non-capital losses for income tax purposes in Canada and the US totaling approximately $3,590,000 which are available to be carried forward to reduce taxable income in future years and for which no future income tax asset has been recognized, and which expire as follows:

	Canada	US	Total

2015	$10	$-	$10
2026	183	-	183
2027	459	101	560
2028	955	350	1,305
2029	662	870	1,532

	$2,269	$1,321	$3,590

Deductible temporary differences, including non-capital losses, as at June 30, 2009 for which no future income tax asset has been recognized total $8,041,000.

15.	Loss per Share

In determining diluted loss per share for the year ended June 30, 2009, none of the Corporation’s 3,801,100 stock options (2008 – 3,541,100 options) or 2,094,689 warrants (2008 – 1,970,489 warrants) (or in 2008, 64,412 contingently issuable shares) outstanding at year end were included because the effect of doing so would have been anti-dilutive.

16.	Commitments

(a)

As at June 30, 2009, the Corporation had fully met its obligation to incur renounceable exploration expenditures in respect of flow-through shares issued in October 2008 (see note 11(c)), March 2009 (see note 11(d)) and for all prior flow-through share issuances.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

(b)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at June 30, 2009 are as follows:

2010	$747
2011	505
2012	496
2013	480
2014	417
Thereafter	918

$3,563

17.	Financial Instruments Financial Assets and Liabilities

Information regarding the Corporation’s financial assets and liabilities is summarized as follows:

		2009		2008

	Fair	Carrying	Fair	Carrying
	Value	Value	Value	Value

Held for trading –
Cash and cash equivalents –
Cash and demand deposits	$5,505	$5,505	$2,316	$2,316
Bankers’ acceptances	4,540	4,540	10,689	10,689
	$10,045	$10,045	$13,005	$13,005

Held to maturity –
Restricted cash and deposits –
Bankers’ acceptances	$4,650	$4,650	$-	$-
Term deposits	1,617	1,617	1,260	1,260
	$6,267	$6,267	$1,260	$1,260

The carrying amounts of the Corporation’s accounts and other receivable, income taxes receivable and accounts payable and accrued liabilities reasonably approximate their fair values.

The fair values of all of the Corporation’s financial instruments measured at June 30, 2009 constitute Level 2 measurements within the fair value hierarchy defined under Canadian GAAP.

All bankers’ acceptances carried initial maturity periods of three months or less, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments.

All term deposits carried initial maturity periods of twelve months or less. Given their short term nature and low investment risk, the Corporation has estimated that the carrying amounts of the term deposits reasonably approximate their fair values.

Of the Corporation’s restricted cash and deposits at June 30, 2009 of $6,267,000 (June 30, 2008 – $1,260,000), a total $4,651,000 represents the balance of the Silver Wheaton deposit payments received but not yet expended on the Bellekeno property (see note 9). An additional $1,397,000 (June 30, 2008 – $1,100,000) comprises security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

activities are completed. The balance of the Corporation’s restricted cash and deposits comprises security provided in respect of certain long-term operating lease commitments.

The Corporation recognized interest income during the year ended June 30, 2009 totaling $224,000, of which $74,000 represented interest income earned from the Corporation’s held-to-maturity investments. The balance represents interest income from all other sources, including yield income recognized on bankers’ acceptances. Given their short initial maturity periods and the high quality of the issuing counterparties, trading gains and losses outside of yield-at-inception returns on the Corporation’s bankers’ acceptances have been insignificant.

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

2009

Accounts and other receivables –
Currently due	$1,378
Past due by 90 days or less, not impaired	623
Past due by greater than 90 days, not impaired	337
2,338

Cash and demand deposits	5,505
Bankers’ acceptances	9,190
Term deposits	1,617

$18,650

Substantially all of the Corporation’s cash, demand deposits, bankers’ acceptances and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables, and has increased its focus on credit risk given the impact of the current economic climate on its customer base. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at June 30, 2009, no material provision had been recorded in respect of impaired receivables.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 18. Management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at June 30, 2009 are summarized as follows:

2009

Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$4,435
In later than 90 days, not later than one year	-

$4,435

Currency Risk

The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

2009

Cash and demand deposits	$160
Accounts and other receivables	240
Accounts payable and accrued liabilities	(146)

Net exposure 3	$254

Based on the above net exposure at June 30, 2009, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $25,000 decrease or increase respectively in both net and comprehensive earnings. The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Accordingly, the Corporation has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Corporation has no significant exposure at June 30, 2009 to interest rate risk through its financial instruments.

18.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in note 11. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital remains fundamentally unchanged from the year ended June 30, 2008, though for purposes of managing its capital structure the level of risk considered acceptable by management has been lowered given the impact of the current economic climate on the availability of finance.

19.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended June 30, 2009 and 2008 is summarized as follows:

	2009	2008

Composition of Cash and Cash Equivalents
Cash and demand deposits	$5,505	$2,316
Bankers’ acceptances	4,540	10,689

	$10,045	$13,005

Cash Flows Arising From Interest and Taxes Paid
Interest paid	$-	$-
Income taxes paid	$-	$13

Non-Cash Investing and Financing Transactions
Shares issued for acquisition of mineral property interests (see note 5(b))	$315	$651
Settlement of other reclamation liability through vesting of restricted
cash on Keno Hill Final Closing (see note 5(a))	$-	$10,000
Capitalization of stock-based compensation expense to deferred
exploration costs	$125	$117
Increase (decrease) in accounts payable and accrued liabilities related to:
Mineral properties	$939	$521
Property, plant and equipment	$(284)	$410

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

20.	Segmented Information

	Consulting	Mineral
2009	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,194	$-	$-	$5,194
Non-Canadian	624	-	-	624
Intersegment	1,852	-	-	1,852
Total segment revenues	7,670	-	-	7,670
Intersegment revenues
eliminated on consolidation	(1,852)	-	-	(1,852)
Total revenues as reported	$5,818	$-	$-	$5,818

Consulting costs	$5,429	$-	$-	$5,429
Accretion of asset retirement
obligations	31	-	-	31
Amortization –
Property, plant and equipment	217	-	133	350
Intangible assets	564	-	-	564
Stock-based compensation	151	-	410	561
Other expenses	1,213	-	4,746	5,959
Interest expense (income)	(47)	-	(177)	(224)
Loss (gain) on disposal of property,
plant and equipment	-	(18)	-	(18)
Write-down of mineral properties and
deferred exploration costs	-	2,430	-	2,430
Write-down of intangible assets	852	-	-	852
Write-down of goodwill	-	917	-	917

Segment loss before recovery of taxes	$(2,592)	$(3,329)	$(5,112)	$(11,033)

Capital asset expenditures in year	$200	$25,788	$19	$26,007

Total assets	$4,101	$74,165	$11,341	$89,607

	Consulting	Mineral
2008	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,059	$-	$-	$5,059
Non-Canadian	677	-	-	677
Intersegment	1,032	-	-	1,032
Total segment revenues	6,768	-	-	6,768
Intersegment revenues
eliminated on consolidation	(1,032)	-	-	(1,032)
Total revenues as reported	$5,736	$-	$-	$5,736

Consulting costs	$4,673	$-	$-	$4,673
Accretion of asset retirement
obligations	39	-	-	39
Amortization –
Property, plant and equipment	254	-	122	376
Intangible assets	648	-	-	648
Stock-based compensation	122	-	626	748
Other expenses	1,159	-	3,960	5,119
Interest expense (income)	(69)	-	(917)	(986)
Loss (gain) on disposal of property,		-
plant and equipment	-		68	68

Segment loss before recovery of taxes	$(1,090)	$-	$(3,859)	$(4,949)

Capital asset expenditures in year	$562	$15,661	$515	$16,738

Total assets	$5,522	$45,782	$15,164	$66,468

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

The Corporation’s two operating segments are consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, and exploration and development of mineral properties. The operating results from ERDC’s provision of care and maintenance and closure reclamation services under the subsidiary agreement (see note 5(a)) are included in the consulting services segment. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

During the year ended June 30, 2009, the Corporation’s consulting services segment recorded revenues from two customers representing 10% or more of total revenue, in the amounts of $3,181,000 and $926,000 (2008 – from two customers, in the amounts of $2,583,000 and $767,000). Substantially all of the Corporation’s capital assets and goodwill are located in Canada.

21.	Related Party Transactions

(a)

In January 2009, NovaGold Resources Inc. (“NovaGold”) reduced its shareholding in the Corporation to nil, and as a consequence ceased to be a related party with significant influence over the Corporation. During the year ended June 30, 2009, and while it was a related party, the Corporation incurred technical service fees with NovaGold totaling $274,000 (2008 – $696,000), which have been capitalized to mineral property and deferred exploration costs. At June 30, 2008, accounts payable and accrued liabilities included $58,000 due to NovaGold.

(b)

With respect to the Corporation’s December 11, 2007 financing, the shares issued on a non- brokered basis were subscribed for by directors and senior management of the Corporation and individuals related to NovaGold (see note 11(a)).

(c)

During the year ended June 30, 2009, the Corporation incurred $95,000 in respect of rent of office space (2008 – $97,000) under an agreement with Access Field Services, a company owned by certain individuals who are executive officers of the Corporation and its subsidiary Access. At both June 30, 2009 and 2008, accounts payable and accrued liabilities include $nil due to Access Field Services.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

22.	Significant Differences Between Canadian and United States Accounting Principles

Canadian GAAP varies in certain significant respects from principles and practices under US GAAP. The effect of the principal measurement differences on the Corporation’s consolidated financial statements as at and for the years ended June 30, 2009 and 2008 are quantified below and described in the accompanying notes:

Consolidated Balance Sheets	2009	2008

Total assets reported under Canadian GAAP	$89,607	$66,468
Mineral properties and deferred exploration costs (see (a) below)	(50,375)	(26,601)

Total assets under US GAAP	$39,232	$39,867

Total liabilities reported under Canadian GAAP	$29,844	$8,714

Flow-through share premium liability pending renunciation (see (b) below)	926	-
Future income tax liability (see (a) below)	(5,001)	(3,944)

Total liabilities under US GAAP	$25,769	$4,770

Total shareholders’ equity reported under Canadian GAAP	$59,763	$57,754
Share capital – cumulative flow-through share issuances (see (b) below)	480	2,526
Deficit – cumulative reconciliation adjustments	(46,780)	(25,183)

Total shareholders’ equity under US GAAP	$13,463	$35,097

Consolidated Statements of Operations and Comprehensive Loss	2009	2008

Net loss and comprehensive loss reported under Canadian GAAP	$(9,573)	$(3,968)
Deferred exploration costs (see (a) below)	(24,259)	(11,738)
Elimination of write-down of exploration costs under Canadian GAAP	539	-
Future income tax expense, net (see (b) below)	2,123	1,379

Net loss and comprehensive loss under US GAAP	$(31,170)	$(14,327)

Net loss per common share under US GAAP – Basic and diluted	$(0.79)	$(0.41)

Consolidated Statements of Cash Flows	2009	2008

Cash flows used in operating activities reported under Canadian GAAP	$(4,679)	$(4,112)
Deferred exploration costs (see (a) below)	(22,624)	(11,007)

Cash flows used in operating activities under US GAAP	$(27,303)	$(15,119)

Cash flows used in investing activities reported under Canadian GAAP	$(28,996)	$(13,282)
Deferred exploration costs (see (a) below)	22,624	11,007

Cash flows used in investing activities under US GAAP	$(6,372)	$(2,275)

(a)

Under US GAAP, the Corporation would be required to expense as incurred exploration and development costs on a mineral property prior to completion of a definitive study which establishes commercially minable deposits on that property, as well as any costs of maintaining title subsequent to initial acquisition. Only the costs relating to initial acquisition of a mineral property asset would be capitalized. In addition, such expenditures would be classified as operating activities in the statement of cash flows.

(b)	Under US GAAP, any premium realized on the issuance of flow-through shares is required to be recorded as a liability pending renunciation of deductible expenditures to the subscribers. Upon

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
(figures in tables are expressed in thousands of dollars)

renunciation, any difference between this liability and the resultant future income tax liability is recorded as a future income tax expense. The renunciations in respect of flow-through issuances completed in December of 2007 were effected during the year ended June 30, 2008. The renunciation in respect of the flow-through issuance completed in October 2008 was effected during the year ended June 30, 2009.

As at June 30, 2009, the flow-through issuance completed in March 2009 is pending renunciation, therefore for US GAAP purposes, the Corporation has recorded a $926,000 liability relating to the premium realized on issuance pending the renunciation of deductible expenditures to the subscribers.

Impact of recently adopted United States accounting pronouncements:

In September 2006, the FASB issued FAS 157 that defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. FAS 157 applies under other US GAAP pronouncements that require (or permit) fair value measurements where fair value is the relevant measurement attribute. The adoption of FAS 157 did not impact the Corporation’s reported consolidated financial position, results of operations or cash flows.

Impact of recently issued United States accounting pronouncements:

In February 2008, the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, we will apply the requirements of FAS 157 to such non-financial assets and liabilities beginning in fiscal 2010. The effect of applying these requirements on the Corporation’s reported consolidated financial position, results of operations and cash flows is still being determined.

In December 2007, the FASB issued FAS 141(R), which will replace FAS 141 prospectively effective for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141. Also in December 2007 and effective for fiscal years beginning after December 15, 2008, the FASB issued FAS 160. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed, compared to current standards under which it is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. FAS 160 will also change the manner in which increases/decreases in ownership percentages are accounted for, as well as the manner by which accumulated losses are attributed to non-controlling interests. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted. The adoption of these standards is not expected to have an impact on the Corporation’s reported consolidated financial position, results of operations or cash flows.